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                                                                      Exhibit 13



                        [BULL RUN CORPORATION LETTERHEAD]





                                December 17, 1999


VIA TELECOPY AND UPS

The Finance Committee of the Board of Directors
Rawlings Sporting Goods Company, Inc.
c/o BancBoston Robertson Stephens, Inc.
Suite 2600
555 California Street
San Francisco, California 94104
Attention:  Mr. Joseph A. Pellegrini, Principal

         Re:      PROPOSED ACQUISITION OF RAWLINGS SPORTING GOODS COMPANY, INC.

Dear Sir:

         Attached is revised and supplemental documentation with respect to Bull Run Corporation's previously submitted offer to acquire the outstanding capital stock of Rawlings Sporting Goods Company, Inc. ("Rawlings") for $10.00 per share, excluding shares held by Bull Run and two existing Rawlings stockholders described below. As you may know, on December 14, 1999, we received comments from your advisors, Skadden Arps and Robertson Stephens on our offer and supporting documentation submitted on December 13, 1999. The attached documentation is responsive to the comments made by your advisors and includes letters evidencing commitments to provide financing in sufficient amount to consummate our contemplated transaction, together with a proposed merger agreement. We also have raised sufficient capital to refinance all outstanding indebtedness owed to Rawlings' bank group.

         We understand from your advisors that the Finance Committee has voted to discontinue further consideration of our offer to acquire the outstanding capital stock of Rawlings. We further understand that the Finance Committee, based on the advice of its advisors, has determined that we had not submitted a legitimate offer. We respectfully dispute any such assertion. We are confident that our previously submitted offer was fully legitimate and could be consummated as proposed to purchase all shares tendered by Rawlings' stockholders at a purchase price of $10.00 per share. The attached documentation, in response to your advisors' comments and requests, further confirms the legitimacy of our offer.





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BancBoston Robertson Stephens, Inc.
December 17, 1999
Page 2


         We further understand from communications made yesterday by Rawlings and its representatives that the Finance Committee will recommend to the Rawlings Board of Directors that it vote to conclude the previously announced initiative to evaluate strategic alternatives in favor of adopting management's plan. We respectfully request that the Finance Committee and the full Board of Directors fully consider our offer and the opportunity that Bull Run has made available to Rawlings and its stockholders through our offer. Based on our due diligence investigation and advice from our financial and legal advisors, we are confident that Rawlings' stockholders will support our offer. We further believe that our offer will produce the highest and best value for all stockholders, including those tendering their shares and those electing to participate in the ongoing ownership of Rawlings.

         The attached documentation evidences our fully financed proposal to acquire the shares of each Rawlings stockholder who desires to sell his, her or its stock at $10.00 per share. As we indicated in our December 15, 1999 letter, we communicated to [__________________](1) Mr. Easton's concerns about some of the terms of the [__________________](1) Financing Commitment included in our proposal and have resolved substantially all of these concerns. A revised [__________________](1) commitment letter is attached hereto (Tab A). We have included (Tab B) copies of letters from two Rawlings stockholders ([__________________](2), [___________](2) shares, and [__________________](2),
[____________](2) shares) that evidence their intention to not tender their shares in the transaction contemplated by our offer.

         In evaluating our proposal, it is both relevant and important to note that since July 1992, Bull Run and its affiliates have consummated more than $1 billion of acquisitions, including an approximately $150 million acquisition closed today. Neither Bull Run nor any of its affiliates has ever reached this point in a transaction and failed to close - for any reason. We believe our record speaks for itself and is testament to the certainty inherent in dealing with Bull Run.

         We did not previously submit comments to the Agreement and Plan of Merger because we were under the impression that all of the substantive issues had been resolved and that our attorneys were simply working out the mechanics of the transaction. To be clear, Bull Run is prepared to execute the draft Agreement and Plan of Merger received on December 11, 1999 in the form in which it now exists. However, we do believe that it is in the best interests of Rawlings and Bull Run for our respective counsel to refine the document to address minor drafting changes, including the following: (i) some mechanics of the transaction; (ii) some changes appear not to have been marked and we want to confirm that we have seen all of the changes; (iii) some sections (such as



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(1) The name of the debt financing source has been redacted to maintain its confidentiality.
(2) The name, and number of shares, of each of the stockholders has been redacted to maintain its confidentiality.
(3) The name of each of the equity financing sources has been redacted to maintain its confidentiality.
(4) The name of each of the stockholders has been redacted to maintain its confidentiality.

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BancBoston Robertson Stephens, Inc.
December 17, 1999
Page 3


operation in the ordinary course of business pending closing of the tender offer) appear to have been inadvertently omitted.

         Accordingly, our equity financing is now 100% in place and, together with our debt financing, is more than sufficient to consummate our proposed acquisition. We have attached hereto (Tab C) for your review evidence that we have secured $41 million of equity financing ($16 million from Bull Run and $12.5 million from each of [__________________](3) and [__________________](3))
in addition to $100 million of debt financing and $14.4 million of equity value in shares that are committed to not tendering ([__________________](4) and [__________________](4)). As a result, we have raised approximately $4.4 million in excess of the financing required to consummate our proposed acquisition, allowing all stockholders of Rawlings who so desire to sell their Rawlings shares at $10 per share.

         Clearly, time is of the essence given the apparent challenges to Rawlings' competitive position and results of operations indicated by our due diligence investigation and the nature and content of the disclosures made by Rawlings. We look forward to your prompt response to our offer.


                                         Sincerely yours,
                                         Bull Run Corporation




                                         /s/ Robert S. Prather, Jr.
                                         Robert S. Prather, Jr.
                                         President and CEO

Enclosures

cc:      Mr. Richard L. Easton
         Mr. Joseph A. Pellegrini
         Mr. Stephen W. Powell
         Mr. John L. Latham
         Mr. Stephen A. Opler


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(3) The name of each of the equity financing sources has been redacted to maintain its confidentiality.
(4) The name of each of the stockholders has been redacted to maintain its confidentiality.